Exhibit 99.2

Navios Maritime Holdings Inc. Announces Cash Tender Offer

11/06/17

MONACO, Nov. 06, 2017—(GLOBE NEWSWIRE)—Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) announced today that Navios Holdings and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (“Navios Maritime Finance” and, together with Navios Holdings, the “Co-Issuers”) have commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 8 1/8% Senior Notes due 2019 (the “2019 Notes”) issued pursuant to the indenture dated as of January 28, 2011, as amended, among the Co-Issuers, each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”).

The Tender Offer is scheduled to expire at 12:00 midnight, New York City time, on December 5, 2017, unless extended or earlier terminated by the Co-Issuers (the “Expiration Time”). Tendered 2019 Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on November 20, 2017, unless extended or earlier terminated by the Co-Issuers (the “Early Tender Deadline”). Other than as required by applicable law, tendered 2019 Notes may not be withdrawn after the Early Tender Deadline.

Holders who validly tender (and do not validly withdraw) their 2019 Notes at or prior to the Early Tender Deadline will be eligible to receive total consideration of $1,003.75 per $1,000 principal amount of 2019 Notes, which includes a cash early tender premium of $30.00 per $1,000 principal amount of 2019 Notes tendered (the “Early Tender Premium”). The Tender Offer contemplates an initial payment date, so that holders whose 2019 Notes are validly tendered at or prior to the Early Tender Deadline and accepted for purchase should expect to receive payment as early as November 21, 2017.

Holders who validly tender their 2019 Notes after the Early Tender Deadline but at or prior to the Expiration Time will not be eligible to receive the Early Tender Premium, but will be eligible to receive the tender offer consideration of $973.75 per $1,000 principal amount of 2019 Notes tendered.

Holders who validly tender (and do not validly withdraw) their 2019 Notes also will be paid accrued and unpaid interest up to, but not including, the applicable date of payment for the tendered 2019 Notes (if such 2019 Notes are accepted for purchase).

The Co-Issuers’ obligation to accept for purchase, and to pay for, 2019 Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or waiver of certain conditions. In addition, the Tender Offer is conditioned upon the Co-Issuers having completed a new debt financing transaction on terms acceptable to the Co-Issuers.

The terms of the Offer are described in the Co-Issuers’ Offer to Purchase dated November 6, 2017 (the “Offer to Purchase”).

The Co-Issuers have engaged Morgan Stanley & Co. LLC to act as dealer manager in connection with the Tender Offer. The Co-Issuers have engaged D. F. King & Co., Inc. to act as information agent and tender agent in connection with the Tender Offer. Questions regarding the Tender Offer may be directed to Morgan Stanley & Co. LLC, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect). Requests for documentation relating to the Tender Offer may be directed to D. F. King & Co., Inc., at (800) 669-5550 (toll-free) or (212) 269-5550 (collect).

None of the Co-Issuers, D. F. King & Co., Inc., the dealer manager or the Trustee is making any recommendation as to whether holders should tender the 2019 Notes in response to the Tender Offer.

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to purchase with respect to any securities. The Tender Offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the Tender Offer. The Tender Offer is not being made to holders of 2019 Notes in any jurisdiction in which the making of, or acceptance of, the Tender Offer would not be in compliance with the laws of such jurisdiction.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Tender Offer, including the Expiration Time, the Early Tender Deadline and possible completion of the Tender Offer, as well as comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.